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                             November 29, 2021

       Sanjit Biswas
       Chief Executive Officer
       Samsara Inc.
       1990 Alameda Street, Floor 5
       San Francisco, CA 94103

                                                        Re: Samsara Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 19,
2021
                                                            File No. 333-261204

       Dear Mr. Biswas:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Factors Affecting our Performance, page 87

   1. We note your response to prior comment 2. It is not clear why this ratio is not considered a key business metric
if it contributes to a more comprehensive understanding of the company's business and
results of operations. Providing the ratio for one point in time does not provide
investors with enough information to assess how it trends over time.
                                                        Please revise to
further clarify its value.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sanjit Biswas
Samsara Inc.
November 29, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameSanjit Biswas
                                                           Division of
Corporation Finance
Comapany NameSamsara Inc.
                                                           Office of Technology
November 29, 2021 Page 2
cc:       Allison Berry Spinner, Esq.
FirstName LastName